March 20, 2000



David M. Lynn, Esq.
Special Counsel
Securities and Exchange Commission
Washington, DC 20549

RE:               The Cassidy Companies, Inc.
                  Registration Statement on Form S-1
File No:          333-59473

Dear Mr Lynn:

                  The above-referenced registration statement was filed by The Cassidy Companies, Inc. (the "Company") on July 21, 1998. On behalf of the Company and in accordance with Rule 477 of Regulation C, promulgated pursuant to the Securities Act of 1933, I request that the registration statement be withdrawn. The Company was unable to consummate its initial public offering by the end of 1998 and since that time has been acquired.

                  Thank you for your assistance in this matter. Please contact me if you have any questions about this request.

                                                  Very truly yours,



                                                  Steven E. Ballew


cc:   Lester G. Fant III, Esq.
        The Cassidy Companies, Inc.